EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before assessments	$122,049	$123,841	$97,613	$181,077	$198,685
Fixed charges	421,671	535,738	667,283	872,875	1,236,655
Total earnings	543,720	659,579	764,896	1,053,952	1,435,340

Fixed Charges:
Interest expense:
Consolidated obligations	420,817	534,710	666,209	871,106	1,233,529
Deposits	115	368	492	1,179	2,389
Borrowings from other FHLBanks	1	1	1	3	21
Securities sold under agreement to repurchase	—	—	—	—	—
Mandatorily redeemable capital stock	317	238	211	164	283
Total interest expense	421,250	535,317	666,913	872,452	1,236,222
Estimated component of net rental expense
Rent expense	1,261	1,264	1,109	1,268	1,300
Factor[1]	33.33%	33.33%	33.33%	33.33%	33.33%
Estimated component of net rental expense	420	421	370	423	433
Total fixed charges	421,670	535,738	667,283	872,875	1,236,655

Ratio of earnings to fixed charges	1.29	1.23	1.15	1.21	1.16

1    Represents one-third of rental expense related to the Bank's operating leases.